Expeditors International of Washington, Inc.

1015 Third Avenue 12th Floor Seattle, WA 98104-1190	November 4, 2005

Tel 206 674-3400 Fax 206 682-9777

Ms. Linda Cvrkel, Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 3561 Washington, D.C. 20549

Ref: Comment letter dated October 25, 2005 File No. 0-13468

Dear Ms. Cvrkel:

We acknowledge receipt of a comment letter dated October 25, 2005 in connection with our filing on Form 10-K for the year ended December 31, 2004 which was filed on March 16, 2005.  This letter will set forth the SEC comment in bold and will then address that comment in the same order as received.

1.  Your critical accounting policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098.  In future filings please expand your discussion to identify the risks associated with your critical accounting policies, analyzing to the extent possible factors such as:

• How the company arrived at the estimate.
• How accurate the estimate/assumption has been in the past;
• Whether the estimate/assumption is reasonably likely to change in the future; and

•                      Evaluate the sensitivity to change of critical accounting policies.  For example, discuss and quantify the sensitivity of the company’s stock compensation assumptions and the effect of reasonably possible changes on the company’s financial condition and operating performance.

In order to respond to this comment, management reviewed the guidance set forth in FR-72 and SEC Release No. 33-8098 with respect to estimates and judgments underlying critical accounting policies.  The bulleted items in this comment appear to come directly from the penultimate paragraph of the section entitled Critical

Accounting Estimates in FR-72. This paragraph deals with disclosures where a company has made accounting estimates and assumptions where:

•                                          the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for the highly uncertain matters or the susceptibility of such matters to change; and

•                                          The impact of the estimates and assumptions on financial condition or operating performance is material

As the definitions to the proposed rule makes clear, not all accounting estimates rise to the level of critical estimates.  To be a critical accounting estimate requiring the level of disclosure set forth in the bullets to this comment, our reading of the SEC guidance would require that the estimate be dealing with matters that are highly uncertain or susceptible to change and then their impact must be material.   At the time we prepared the Form 10-K, and today after carefully reviewing the guidance cited, we conclude that we do not have any sort of estimate that meets this definition.  We therefore did not include the disclosures referenced in this comment when we prepared our Form 10-K for the period ending December 31, 2004.

We do note the specific mention of accounting for stock compensation included in the comment.  We will modify this section in future filings to address the impact that FAS 123R will have on our results of operations.  We will also modify the balance of our presentation to make it clear that we do not have any other critical accounting estimates.

2.  We note your disclosures of cash used in investing activities, including cash paid for capital expenditures.  We also note your May 17, 2004 Form 8-K discussion of free cash flow.  Please consider supplementing your Form 10-K disclosures to provide the amount of capital expenditures related to expansion of your business and those related to maintaining your existing business activities.

Our response to question 12 in our Form 8-K dated May 17, 2004 addressed an article that had recently appeared in a business magazine.  The thrust of that article was that the GAAP Statement of Profit and Loss can fail to disclose a company that is in cash flow trouble.  The author proposes using free cash flow as a much better indicator of a troubled company.  In order to calculate this non-GAAP measure, the author urged readers to subtract maintenance level capital expenditures from the published figure for cash flow from operations.

Our 8-K comments tried to make clear the fact that we did not know how the author would classify our real estate acquisitions.  Should these be considered expenditures to expand our business or are they maintenance level purchases?   In the 8-K response we said:

Frankly, we really don’t know the answer, but we do know that what we are doing makes sense. Except for real estate acquisitions our capital expenditures in any year approximate our non-cash depreciation expense.  These are the capital expenditures that we would say are maintenance level capital expenditures.

We stand by this statement and remain unable to properly classify real estate acquisitions under the matrix proposed in this comment.

3.  We note your response to question 2 [in the Form 8-K dated November 11, 2004] indicates that when you calculate your deferred taxes, you do so using the “tax rate that the entity eventually expects to pay.”  Please clarify for us or in your filing your accounting for current and deferred taxes including rates that you apply. Note that only currently enacted tax rates should be used in the calculations.

To be completely correct our 8-K response should have read “the currently enacted tax rate that the entity eventually expects to pay.”  We do not speculate about future tax rates nor would we anticipate the enactment of any sort of change in tax law.

While we believe that our original response was consistent with FAS 109, what we were trying to highlight was the fact that currently enacted rates may be higher or lower in future periods.  In such an instance, it would be appropriate to establish deferred taxes at the tax rate one would expect to pay whenever the timing differences reversed.   What was left unsaid, and what created the comment, is the fact that we would never fabricate a tax rate.

We can confirm that we do not currently provide deferred taxes at any tax rate other than the currently applicable tax rate.

We have responded as it seems to us that we are required.  We also formally acknowledge that:

•                              we are responsible for the adequacy and accuracy of the disclosures in our filings.

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments in regard to the matters raised herein, please feel free to contact the undersigned.

Very truly yours,

Expeditors International
of Washington, Inc.

/s/ R. Jordan Gates

R. Jordan Gates
Executive Vice-President
and Chief Financial Officer

RJG:am